

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2020

Jason Remillard
Chief Executive Officer
Data443 Risk Mitigation, Inc.
101 J Morris Commons Lane
Suite 105
Morrisville, NC 27560

> **Re: Data443 Risk Mitigation, Inc.**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed April 17, 2020**
> **File No. 000-30542**

Dear Mr. Remillard:

We issued comments on the above captioned filing on June 10, 2020. On July 9, 2020, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology